



Mayflower Bancorp, Inc.







Small Bank. *Big Difference.* 2007 ANNUAL REPORT









COMPANY PROFILE

Mayflower Bancorp, Inc. and Subsidiary

Mayflower Bancorp, Inc. is a Massachusetts chartered holding company whose principal subsidiary is Mayflower Co-operative Bank. Originally founded in 1889 as Mayflower Co-operative Bank to foster the goal of affordable home ownership, the Company today is a stock-owned institution with assets in excess of $242 million. As a State chartered entity serving Southeastern Massachusetts from its main office in Middleboro and full service branch offices in Plymouth, Rochester, Wareham, Bridgewater, Lakeville and West Wareham, Massachusetts, its deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable limits, with excess amounts insured by the Share Insurance Fund (SIF) of The Co-operative Central Bank of Massachusetts.

Today, Mayflower provides a full range of banking services to individuals, families and small businesses alike, while retaining the business of mortgage financing as the cornerstone of its activity as a community bank.

Mayflower Bancorp's continued commitment to unparalleled service, accessibility and responsiveness to its customers and their requirements distinguishes it in the banking industry today. This tradition of service and focus on relationship banking continues to serve as the Company's foundation, and defines both its past and its future as well.


Bridgewater
Plymouth
Obery Street
Middleboro
Lakeville
West Wareham
Wareham
Rochester

8 Branches

Our planned expansion on Obery Street in Plymouth will increase our retail branch facilities to a total of eight.

CONTENTS

Mayflower Bancorp, Inc. and Subsidiary

(Dollars in Thousands, Except Per Share Data)	April 30 **2007**	2006	2005
BALANCE SHEET			
Total assets	**$242,307**	$245,603	$236,707
Loans, net	**137,003**	139,230	130,664
Investment securities	**80,887**	88,331	86,575
Deposits	**200,859**	200,534	195,951
Borrowed funds	**20,558**	25,197	21,412
Stockholders' equity	**19,617**	18,592	18,396
OPERATIONS			
Net interest income	**7,113**	7,820	7,638
Provision for loan losses	**120**	90	68
Net income	**1,047**	1,439	1,861
Basic earnings per share	**$ 0.50**	$ 0.70	$ 0.91
Diluted earnings per share	**$ 0.49**	$ 0.68	$ 0.89
OTHER DATA			
Return on average stockholders' equity	**5.50%**	7.75%	10.28%
Return on average assets	**0.43%**	0.60%	0.82%
Dividend payout ratio	**79.96%**	57.61%	44.12%
Nonperforming assets as a percentage of total assets	**—**	—	—



Net Loans
(In Millions of Dollars)
$130.7
$139.2
$137.0
2005
2006
2007



Deposits
(In Millions of Dollars)
$196.0
$200.5
$200.9
2005
2006
2007



Total Assets
(In Millions of Dollars)
$236.7
$245.6
$242.3
2005
2006
2007



"WE WILL CONTINUE TO INVESTIGATE NEW STRATEGIES TO FUEL THIS DESIRED GROWTH, TO INCLUDE NEW PRODUCTS AND ADDITIONAL SERVICES."

On behalf of the Directors and Officers of Mayflower Bancorp, Inc. and all associated with its subsidiary, Mayflower Bank, it is again my privilege to present our Annual Report for 2007.

As you will note from the following schedules and reports, many of the external economic forces faced by Mayflower in previous periods were no less challenging during the year just ended. A stubbornly flat yield curve, a very slow local real estate market, and intense competition for a static deposit pool continued to impact our results. These adverse conditions, coupled with expenses incurred by the Company in connection with previously implemented strategic initiatives, served to reduce our profitability for the year.

Notwithstanding those challenges, our year was not without several noteworthy developments and successes. In September, we were pleased to report that our stockholders had approved our plan of reorganization, permitting us to reorganize into a holding company structure, a process which was completed in February. We believe this new structure will benefit all Mayflower stockholders and serve to enhance the long-term value of their investment in this company.

In December, we were pleased to welcome William Fuller to our Board of Directors, thus filling the vacancy on the Board created upon the death of former Director Lorenzo Wood, Jr. earlier in the year. We believe Mr. Fuller will make a significant contribution toward our growth and ongoing commitment as a community bank.

In January, we opened our newest office in West Wareham, Massachusetts. As our seventh retail location, this office has experienced significant core deposit activity and generated substantial lending opportunities. With a seasoned and locally rooted staff, we anticipate West Wareham will contribute materially to our success in future periods.

And very recently, we announced the approval of a stock repurchase program to acquire up to five percent of the Company's outstanding common stock. These repurchases, which will be conducted through open-market purchases or privately negotiated transactions, represent an efficient use of current, excess capital. Although there can be no guarantee as to the exact number of shares to be repurchased by the Company or as to the potential timing of these possible transactions, we believe this program will serve to enhance shareholder value.

Going forward, our challenge is to grow our retail franchise in a fashion that will help to increase our profitability. Toward this end, we will work to shortly commence construction of our eighth retail office, sited on Obery Street in Plymouth, Massachusetts opposite the County Court House and Registry of Deeds. Additionally, we will continue to investigate and consider new strategies to fuel this desired growth, to include new products, additional services, and enhanced features and pricing.

All of these efforts and initiatives are designed to reinforce our commitment to the philosophy of community banking and are consistent with our long held strategic focus. At the same time, these efforts, representing investments in the future, are expensive. While some are now beginning to bear fruit, they come at the expense of near-term results. Please know that our focus has not changed. Our primary goal continues to be the enhancement of long-term shareholder value, achieved through the development of an ever better bank. As we progress toward these ends, we appreciate your continued confidence and support.

Sincerely yours,



Edward M. Pratt
President and Chief Executive Officer

(Dollars in Thousands, Except Per Share Data)	At April 30				
	2007	2006	2005	2004	2003
BALANCE SHEET AND OTHER DATA					
Total assets	**$242,307**	$245,603	$236,707	$214,178	$203,105
Federal funds sold	**3,819**	453	3,642	821	—
Investment securities, including mortgage-backed securities	**80,887**	88,331	86,575	79,693	81,931
Loans, net	**137,003**	139,230	130,664	118,428	105,810
Stock in the FHLB of Boston	**1,650**	1,647	1,496	1,347	1,302
Deposits	**200,859**	200,534	195,951	175,079	162,288
Borrowed funds	**20,558**	25,197	21,412	20,522	23,000
Stockholders' equity	**19,617**	18,592	18,396	17,660	16,917
Book value per share (1)	**9.36**	8.96	8.88	8.63	8.31

(Dollars in Thousands, Except Per Share Data)	Years Ended April 30				
	2007	2006	2005	2004	2003
OPERATING DATA:					
Interest and dividend income	**$ 13,439**	$ 12,461	$ 11,084	$ 10,187	$ 10,660
Interest expense	**6,326**	4,641	3,446	3,448	4,121
Net interest income	**7,113**	7,820	7,638	6,739	6,539
Provision for loan losses	**120**	90	68	90	60
Net interest income after provision for loan losses	**6,993**	7,730	7,570	6,649	6,479
Noninterest income:					
Loan origination and other loan fees	**174**	137	143	60	129
Customer service fees	**700**	643	554	508	466
Gain (loss) on sales of investment securities and loans, net	**196**	(82)	342	1,193	522
Other	**191**	149	146	110	134
Total noninterest income	**1,261**	847	1,185	1,871	1,251
Noninterest expenses	**6,675**	6,276	5,828	5,488	5,092
Income before income taxes	**1,579**	2,301	2,927	3,032	2,638
Provision for income taxes	**532**	862	1,066	1,132	930
Net income	**$ 1,047**	$ 1,439	$ 1,861	$ 1,900	$ 1,708
PER SHARE DATA (1):					
Basic earnings per share	**$ 0.50**	$ 0.70	$ 0.91	$ 0.93	$ 0.84
Diluted earnings per share	**$ 0.49**	$ 0.68	$ 0.89	$ 0.90	$ 0.81
Weighted average basic shares outstanding	**2,090**	2,072	2,054	2,044	2,031
Weighted average diluted shares outstanding	**2,135**	2,121	2,094	2,102	2,124
Dividends paid per share	**$ 0.40**	$ 0.40	$ 0.40	$ 0.40	$ 0.40
SELECTED RATIOS:					
Return on average assets	**0.43%**	0.60%	0.82%	0.91%	0.91%
Return on average stockholders' equity	**5.50%**	7.75%	10.28%	10.93%	10.90%
Stockholders' equity to assets (2)	**8.10%**	7.57%	7.77%	8.25%	8.33%
Interest rate spread	**2.99%**	3.34%	3.53%	3.42%	3.71%
Dividend payout ratio	**79.96%**	57.61%	44.12%	43.11%	47.58%

(1) All per share data is adjusted for 3-for-2 stock split in the form of a 50% stock dividend paid on November 28, 2003.

(2) This ratio is based on year-end balances.

GENERAL:

On February 15, 2007, Mayflower Co-operative Bank (the "Bank") completed its reorganization into a holding company structure at which time it became a wholly-owned subsidiary of Mayflower Bancorp, Inc. (the "Company"). Each share of Mayflower Co-operative Bank common stock was converted to one share of Mayflower Bancorp, Inc. common stock. Mayflower Bancorp, Inc. is a Massachusetts chartered holding company whose principal subsidiary is Mayflower Co-operative Bank.

The primary business of the Bank is to acquire funds in the form of deposits from the general public and to make loans for the construction, purchase and refinancing of residential and commercial real estate and, to a lesser extent, to make commercial business and consumer loans in its primary market area, which the Bank considers to be southeastern Massachusetts including Plymouth County, Bristol County, and Barnstable County on Cape Cod. The Bank's operations are conducted through seven full service offices in Middleboro, Plymouth, Wareham, Rochester, Bridgewater, Lakeville and West Wareham.

The Bank offers a variety of deposit accounts to both individuals and commercial customers. Deposits at the Bank are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $100,000 $(250,000 for retirement plan accounts) and by The Co-operative Central Bank for amounts in excess of FDIC limits. The Bank offers its retail banking customers numerous additional banking advantages with various products and services such as checking account overdraft protection, home equity loans, debit cards, telephone banking and on-line banking.

The Bank's primary sources of liquidity are deposits, loan payments and payoffs, investment income, maturities and principal repayments of investments, and advances from the Federal Home Loan Bank of Boston. As a member of The Co-operative Central Bank's Reserve Fund, the Bank also has the right to borrow from the Reserve Fund for short-term cash needs, although it has not exercised this right for several years. The Bank's liquidity management program is designed to insure that sufficient funds are available to meet its daily cash requirements.

The Bank believes its capital resources, including deposits, scheduled loan repayments, revenue generated from the sales of loans and investment securities, unused borrowing capacity at the Federal Home Loan Bank of Boston, and revenue from other sources are adequate to meet its funding commitments. At April 30, 2007 and 2006, the Bank's capital ratios were in excess of regulatory requirements, and as such, the Bank considers itself to be well-capitalized.

LENDING ACTIVITIES:

Net of its reserve for loan loss, the Bank's loan portfolio totaled $137.0 million as of April 30, 2007, which represented 56.5% of total assets. The Bank offers conventional mortgage loans, construction loans, home equity loans and lines of credit secured by residential properties, as well as commercial real estate mortgages and commercial business loans. The Bank also makes consumer loans on a secured and unsecured basis.

INVESTMENT ACTIVITIES:

The Bank believes it is proper to maintain an investment portfolio that provides a source of income as well as a source of liquidity to meet loan demand and to fund fluctuations in its deposit base. The relative mix of investment securities and loans in the Bank's portfolio is dependent upon loan demand as well as the comparative attractiveness of yields available on loans as compared to yields on short-term investment securities. At April 30, 2007, the Bank's portfolio of short-term investments and investment securities totaled $84.8 million which represented 35.0% of total assets. This portfolio included U.S. Government obligations, mortgage-backed and asset-backed securities, corporate notes, municipal obligations, federal funds sold and other types of marketable equity securities.

SAVINGS ACTIVITIES AND OTHER SOURCES OF FUNDS:

Savings accounts and other types of deposits have traditionally been an important source of funds for use in lending and for other general business purposes. The Bank also derives funding from loan amortization and repayments, sales of securities, loan sales, and from other operations. The availability of funds is influenced by general interest rates and other market conditions. Scheduled loan repayments provide a relatively stable source of funds, while deposit inflows and outflows may vary widely and are influenced by prevailing interest rates and money market conditions. Borrowings have been used on a short-term basis for liquidity purposes and have also been used to fund lending and investment activities.

Substantially all of the Bank's deposit accounts are derived from customers who reside or work in the Bank's market area and from businesses located in that area. The Bank encourages its borrowers to maintain deposit accounts at the Bank.

The Bank has further enhanced its delivery systems by providing automated teller machines ("ATM") and debit cards that can be used at any CIRRUS or NYCE ATM location nationwide and by offering telephone and on-line banking services. The Bank has no brokered accounts and does not currently intend to solicit or to accept such deposits. The Bank does not actively solicit certificate of deposit accounts over $100,000 but accepts them from in-market customers.

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
MAYFLOWER BANCORP, INC. AND SUBSIDIARY
Middleboro, Massachusetts

We have audited the accompanying consolidated statements of financial condition of Mayflower Bancorp, Inc. (the Company) and Subsidiary as of April 30, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended April 30, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mayflower Bancorp, Inc. and Subsidiary at April 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2007, in conformity with accounting principles generally accepted in the United States of America.



PARENT, McLAUGHLIN & NANGLE
Certified Public Accountants, Inc.

Boston, Massachusetts
July 9, 2007

(In Thousands)	April 30 2007	April 30 2006
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	**$ 6,803**	$ 6,342
Federal funds sold	**3,919**	453
Total cash and cash equivalents	**10,722**	6,795
Investment securities (Note B):		
Securities available-for-sale	**43,885**	48,335
Securities held-to-maturity	**37,002**	39,996
Total investment securities	**80,887**	88,331
Loans receivable, net (Note C)	**137,003**	139,230
Accrued interest receivable (Note E)	**1,125**	1,156
Real estate held for investment	**327**	340
Premises and equipment, net (Note F)	**9,113**	6,578
Deposits with The Co-operative Central Bank	**449**	449
Stock in Federal Home Loan Bank of Boston, at cost	**1,650**	1,647
Refundable income taxes (Note I)	**244**	—
Deferred income taxes (Note I)	**—**	311
Other assets	**787**	766
Total Assets	**$242,307**	$245,603
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits (Note G)	**$200,859**	$200,534
Advances and borrowings (Note H)	**20,558**	25,197
Advances from borrowers for taxes and insurance	**334**	239
Accrued income taxes (Note I)	**—**	48
Deferred income taxes (Note I)	**92**	—
Allowance for loan losses on off-balance sheet credit exposures	**130**	—
Accrued expenses and other liabilities	**717**	993
Total Liabilities	**222,690**	227,011
Commitments and contingencies (Notes K and M)		
STOCKHOLDERS' EQUITY (Note M)		
Preferred stock $1.00 par value; authorized 5,000,000 shares; issued—none		
Common stock $1.00 par value; authorized 15,000,000 shares; issued 2,095,856 shares in 2007 and 2,073,849 in 2006	**2,096**	2,074
Additional paid-in capital	**4,254**	4,131
Retained earnings	**13,485**	13,274
Accumulated other comprehensive income (loss)	**(218)**	(887)
Total Stockholders' Equity	**19,617**	18,592
Total Liabilities and Stockholders' Equity	**$242,307**	$245,603

See accompanying notes to consolidated financial statements.

Mayflower Bancorp, Inc. and Subsidiary

(In Thousands, Except Per Share Data)	Year Ended April 30		
	2007	2006	2005
INTEREST INCOME:			
Loans receivable	**$ 9,692**	$ 8,838	$ 7,850
Securities held-to-maturity	**1,448**	1,475	1,254
Securities available-for-sale	**2,226**	2,068	1,923
Federal funds sold and interest bearing deposits in banks	**73**	80	57
Total interest income	**13,439**	12,461	11,084
INTEREST EXPENSE:			
Deposits	**5,202**	3,899	2,921
Borrowed funds	**1,124**	742	525
Total interest expense	**6,326**	4,641	3,446
NET INTEREST INCOME	**7,113**	7,820	7,638
PROVISION FOR LOAN LOSSES	**120**	90	68
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	**6,993**	7,730	7,570
NONINTEREST INCOME:			
Loan origination and other loan fees	**174**	137	143
Customer service fees	**700**	643	554
Gain (loss) on sales of investment securities, net	**15**	(254)	82
Gain on sales of mortgage loans	**181**	172	260
Other	**191**	149	146
Total noninterest income	**1,261**	847	1,185
NONINTEREST EXPENSE:			
Compensation and fringe benefits	**3,538**	3,313	3,072
Occupancy and equipment	**991**	980	937
FDIC assessment	**24**	26	25
Other	**2,122**	1,957	1,794
Total noninterest expense	**6,675**	6,276	5,828
INCOME BEFORE INCOME TAXES	**1,579**	2,301	2,927
PROVISION FOR INCOME TAXES (Note I)	**532**	862	1,066
NET INCOME	**$ 1,047**	$ 1,439	$ 1,861
Basic earnings per share	**$ 0.50**	$ 0.70	$ 0.91
Diluted earnings per share	**$ 0.49**	$ 0.68	$ 0.89
Weighted average basic shares outstanding	**2,090**	2,072	2,054
Dilutive effect of outstanding stock options	**45**	49	40
Weighted average diluted shares outstanding	**2,135**	2,121	2,094

See accompanying notes to consolidated financial statements.

Mayflower Bancorp, Inc. and Subsidiary

(In Thousands, Except Share Amounts)	Common Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE, April 30, 2004	2,050,046	$ 2,050	$ 3,998	$ 11,623	$ (11)	$ 17,660
COMPREHENSIVE INCOME:						
Net income	—	—	—	1,861	—	1,861
Other comprehensive income, net of tax:						
Change in unrealized loss on securities available-for-sale, net of deferred income taxes of $238,000	—	—	—	—	(393)	(393)
Reclassification adjustment for gains included in net income, net of deferred income taxes of $31,000	—	—	—	—	(51)	(51)
						(444)
Total comprehensive income						1,417
Issuance of shares of $1 par value common stock	21,886	22	118	—	—	140
Cash dividends paid ($.40 per share)	—	—	—	(821)	—	(821)
BALANCE, April 30, 2005	2,071,932	2,072	4,116	12,663	(455)	18,396
COMPREHENSIVE INCOME:						
Net income	—	—	—	1,439	—	1,439
Other comprehensive income, net of tax:						
Change in unrealized loss on securities available-for-sale, net of deferred income taxes of $356,000	—	—	—	—	(590)	(590)
Reclassification adjustment for losses included in net income, net of deferred income taxes of $96,000	—	—	—	—	158	158
						(432)
Total comprehensive income						1,007
Issuance of shares of $1 par value common stock	1,917	2	15	—	—	17
Cash dividends paid ($.40 per share)	—	—	—	(828)	—	(828)
BALANCE, April 30, 2006	2,073,849	2,074	4,131	13,274	(887)	18,592
COMPREHENSIVE INCOME:						
Net income	—	—	—	1,047	—	1,047
Other comprehensive income, net of tax:						
Change in unrealized loss on securities available-for-sale, net of deferred income taxes of $409,000	—	—	—	—	678	678
Reclassification adjustment for gains included in net income, net of deferred income taxes of $6,000	—	—	—	—	(9)	(9)
						669
Total comprehensive income						1,716
Issuance of shares of $1 par value common stock	22,007	22	123	—	—	145
Cash dividends paid ($.40 per share)	—	—	—	(836)	—	(836)
BALANCE, April 30, 2007	**2,095,856**	**$2,096**	**$4,254**	**$13,485**	**$(218)**	**$19,617**

See accompanying notes to consolidated financial statements.

(In Thousands)	Year Ended April 30		
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Interest and dividends received	**$ 13,673**	$ 12,676	$ 11,244
Fees and other income received	**1,206**	1,090	1,101
Interest paid	**(6,366)**	(4,589)	(3,429)
Cash paid to suppliers and employees	**(6,114)**	(5,691)	(5,241)
Income taxes paid	**(824)**	(614)	(261)
Net cash provided by operating activities	**1,575**	2,872	3,414
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net decrease (increase) in loans	**2,277**	(8,645)	(12,301)
Purchases of available-for-sale securities	**(5,172)**	(14,143)	(17,107)
Proceeds from sales, calls, and maturities of available-for-sale securities	**10,610**	13,096	11,669
Purchases of held-to-maturity securities	**(7,831)**	(8,447)	(8,003)
Proceeds from maturities and calls of held-to-maturity securities	**10,723**	6,471	5,592
Purchase of FHLB stock	**(3)**	(151)	(149)
Purchase of real estate held for investment	**—**	—	(361)
Purchases of premises and equipment	**(3,000)**	(704)	(884)
Other—net	**(342)**	49	28
Net cash provided by (used in) investing activities	**7,262**	(12,474)	(21,516)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in deposits	**325**	4,583	20,872
Proceeds from advances and borrowings	**14,700**	15,500	8,000
Payments on advances and borrowings	**(18,839)**	(12,215)	(7,110)
Net (decrease) increase in overnight Federal Home Loan Bank advances	**(500)**	500	—
Net increase in advances from borrowers for taxes and insurance	**95**	46	11
Proceeds from issuance of common stock	**145**	17	140
Dividends paid	**(836)**	(828)	(821)
Net cash (used in) provided by financing activities	**(4,910)**	7,603	21,092
Net (decrease) increase in cash and cash equivalents	**3,927**	(1,999)	2,990
Cash and cash equivalents, beginning of year	**6,795**	8,794	5,804
Cash and cash equivalents, end of year	**$ 10,722**	$ 6,795	$ 8,794
Reconciliations of net income to net cash provided by operating activities:			
Net income	**$ 1,047**	$ 1,439	$ 1,861
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**477**	501	460
Provision for loan losses	**120**	90	68
Premium amortization	**202**	321	336
Intangible amortization	**14**	14	14
Deferred income taxes	**—**	185	8
(Gain) loss on sales of investment securities, net	**(15)**	254	(82)
Decrease (increase) in refundable income taxes	**(244)**	15	796
Decrease (increase) in accrued interest receivable	**31**	(105)	(176)
Decrease (increase) in prepaid expenses	**10**	(15)	(18)
Decrease (increase) in mortgage servicing rights	**21**	65	69
Increase (decrease) in deferred loan origination fees	**(40)**	(10)	(2)
Increase (decrease) in accrued interest payable	**(39)**	52	16
Increase (decrease) in accrued income taxes	**(48)**	48	—
Increase (decrease) in accrued expenses	**39**	18	64
Total adjustments	**528**	1,433	1,553
Net cash provided by operating activities	**$ 1,575**	$ 2,872	$ 3,414
SUPPLEMENTAL DISCLOSURES:			
Total decrease (increase) in unrealized loss on securities available-for-sale	**$ 1,072**	$ (692)	$ (713)
Transfer of allowance for loan losses to allowance for loan losses on off-balance sheet credit exposures	**$ 130**	$ —	$ —

See accompanying notes to consolidated financial statements.

A. Summary of Significant Accounting Policies:

Nature of operations:

Mayflower Bancorp, Inc. (the "Company") is a Massachusetts chartered holding company whose principal subsidiary is Mayflower Bank (the "Bank"). The Bank operates seven full service banking offices in Middleboro, Plymouth, Wareham, Rochester, Bridgewater, Lakeville and West Wareham, Massachusetts providing a variety of deposit and lending services. As a Massachusetts chartered co-operative bank whose deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") and the Share Insurance Fund ("SIF"), the activities of the Bank are subject to regulation, supervision and examination by federal and state regulatory authorities, including, but not limited to the FDIC, the Massachusetts Commissioner of Banks and the SIF. In addition, as a bank holding company, the Company is subject to supervision, examination and regulation by the Board of Governors of the Federal Reserve System.

Reorganization and basis of presentation:

On February 15, 2007, Mayflower Co-operative Bank completed its reorganization into a holding company structure, at which time it became a wholly-owned subsidiary of Mayflower Bancorp, Inc. Each share of Mayflower Co-operative Bank common stock was converted to one share of Mayflower Bancorp, Inc. common stock. The results presented for the year ended April 30, 2007 are those of Mayflower Bancorp, Inc., which include the accounts of the Company and its wholly-owned subsidiary, Mayflower Bank and its subsidiaries, MFLR Securities Corporation and Mayflower Plaza, LLC. The Company has one reportable operating segment. All significant intercompany balances and transactions have been eliminated in consolidation.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the Banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and income and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change in the near term relate to the determination of the allowance for loan losses, the allowance for loan losses on off-balance sheet credit exposures and other temporary declines in the value of investment securities requiring impairment writedowns due to general market conditions or other factors.

Prior years' consolidated financial statements represent those of Mayflower Co-operative Bank and Subsidiaries and certain amounts in the prior years' consolidated financial statements were reclassified to facilitate comparison with the current fiscal year.

Cash and cash equivalents:

For purposes of the statements of cash flows, the Company considers cash and cash equivalents to include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Investment securities:

Trading securities:

Securities that are held for short-term resale are classified as trading account securities and recorded at their fair values. Realized and unrealized gains and losses on trading account securities are included in other income.

Securities held-to-maturity:

Government, federal agency, corporate debt securities, and municipal obligations that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using methods approximating the interest method over the period to maturity. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Premiums and discounts are amortized using methods approximating the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Securities available-for-sale:

Available-for-sale securities consist of investment securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings and are included in other comprehensive income (loss). Realized gains (losses) on available-for-sale securities are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income (loss). Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the remaining period to contractual maturity.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans receivable:

Lending activities are conducted principally in the Southeastern Massachusetts area. The Company grants single-family and multi-family residential mortgages, commercial real estate mortgages, commercial loans and a variety of consumer loans. In addition, the Company grants loans for the construction of residential homes, multi-family properties, commercial real estate properties and for land development. Most loans granted by the Company are collateralized by real estate.

The ability and willingness of borrowers to honor their repayment commitments is generally dependent on the health of the real estate economic sector in the borrower's geographic areas and the general economy. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of unearned discount, deferred loan fees and the allowance for loan losses. Loan origination and commitment fees and certain direct loan origination costs are capitalized and the net amount is amortized as an adjustment of the loan yield over the contractual life of the related loans.

Loan income:

Interest on loans is credited to income by applying the interest rate to the principal amount outstanding. Loans on which accrual of interest has been discontinued are designated as non-accrual loans. Accrual of interest on loans and amortization of net deferred loan fees or costs are discontinued either when a loan is specifically determined to be impaired, or when a loan becomes contractually past due 90 days with respect to interest or principal. The accrual of interest on some loans, however, may continue even though they are more than 90 days past due if management deems it appropriate, provided that the loans are well secured and in the process of collection. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such specific impaired loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Allowance for loan losses and allowance for loan losses on off-balance sheet credit exposures:

The adequacy of the allowance for loan losses is evaluated on a regular basis by management and the Company's Board of Directors. Factors considered in evaluating the adequacy of the allowance include previous loss experience, current economic conditions and their effect on borrowers, the estimated value of any underlying collateral and the performance of individual loans in relation to contract terms. The provision for loan losses charged to operations is based upon management's judgment of the amount necessary to maintain the allowance at a level adequate to absorb possible losses. Loans are charged off when management believes the collectibility of the principal is unlikely.

Management believes that the Company's current allowance for loan losses is adequate. While the allowance for loan losses is evaluated by management based upon available information, future additions to the allowance may be necessary based on changes in local economic conditions. Additionally, regulatory agencies review the Company's allowance for loan losses as part of their examination process. Such agencies may require the Company to recognize additions to the allowance based on judgments which may be different from those of management.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of similar balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

The Company also maintains an allowance for possible losses on its outstanding loan commitments. The allowance for loan losses on off-balance sheet credit exposures (shown separately on the balance sheet) is maintained based on expected drawdowns of committed loans and their loss experience factors and management's assessment of various other factors including current and anticipated economic conditions that may effect the borrowers' ability to pay, and trends in loan delinquencies and charge-offs.

Impaired loans:

The Company follows Statement of Financial Accounting Standard (SFAS) No. 114, *"Accounting by Creditors for Impairment of a Loan,"* which requires that certain impaired loans be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

Impairment of long-lived assets:

The Company follows Statement of Financial Accounting Standard (SFAS) No. 144, *"Accounting for the Impairment and Disposal of Long-Lived Assets."* The standard requires an entity to review long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Under the standard, all long-lived assets and certain identifiable intangibles to be disposed of are to be reported at the lower of the carrying amount or fair value, less costs to sell.

Foreclosed real estate:

Real estate properties acquired through, or in lieu of loan foreclosure, are to be sold, and are recorded at the time of foreclosure at the lower of the carrying amount of the loan or at the fair value, less costs to sell, of the related collateral, which becomes the new cost basis. The excess of the balance of the loan over the estimated fair value, if any, is charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less costs to sell. Impairment losses on property to be held and used are measured as the amount by which the carrying amount of a property exceeds its fair value. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are included in income (loss) on foreclosed real estate.

Premises and equipment:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed on the straight-line method over the estimated useful lives of the respective assets as follows:

Office buildings and improvements	20 to 50 years
Furniture, fixtures and equipment	3 to 20 years

Mortgage servicing rights:

The Company follows Statement of Financial Accounting Standards (SFAS) No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."* This statement requires that the Company recognize the rights to service mortgage loans for others, regardless of the manner in which the servicing rights are acquired, as separate assets. In addition, capitalized mortgage servicing rights are required to be assessed for impairment based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Intangible assets:

In connection with the acquisition (accounted for as a purchase) of the deposits of the Company's Rochester branch, costs allocated to this purchase, including the deposit acquisition premium have been capitalized. Amortization of these intangible assets is on a straight-line method over a 15-year period.

Income taxes:

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in related deferred tax assets and liabilities.

Pension plan:

The Company provides pension benefits for its employees through participation in the Massachusetts Co-operative Banks' Employees Retirement Association. It is the Company's policy to fund pension plan costs in the year of accrual.

Stock-based compensation:

At April 30, 2007, the Company had two stocked-based compensation plans, which are described more fully in Note M. Effective May 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), *"Share-Based Payment,"* which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors, including stock option grants, based on estimated fair values. SFAS No. 123(R) supersedes previous accounting under Accounting Principles Board Opinion (APB) No. 25, *"Accounting for Stock Issued to Employees"* for periods beginning in fiscal year 2007.

SFAS No. 123(R) requires the Company to estimate the fair value of stock-based awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of Income. The Company adopted SFAS No. 123(R) using the modified prospective transition method that requires the application of the accounting standard starting the first day of the fiscal year, May 1, 2006, for the Company. The Consolidated Financial Statements, as of and for the year ended April 30, 2007, reflect the impact of SFAS No. 123(R).

Prior to the adoption of SFAS No. 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25. Under this method, no stock-based compensation expense for employee stock options was recognized in the Consolidated Financial Statements because the exercise price of the stock options granted equaled the fair market value of the underlying stock at the date of grant. In accordance with the modified prospective transition method used in adopting SFAS No. 123(R), earnings results prior to fiscal year 2007 have not been restated to reflect, and do not include the possible impact of SFAS No. 123(R).

Upon adoption of SFAS No. 123(R), the Company selected the Black-Scholes option-pricing model as the most appropriate method for determining the estimated fair value for stock-based awards.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123(R) in fiscal 2006 and 2005.

(In Thousands, Except Per Share Data)		2006	2005
Net income	As reported	$1,439	$1,861
	Pro forma	1,385	1,861
Basic earnings per share	As reported	0.70	0.91
	Pro forma	0.67	0.91
Diluted earnings per share	As reported	0.68	0.89
	Pro forma	0.65	0.89
Weighted average fair value		$ 2.08	—
Expected dividend yield		2.57%	—
Risk-free interest rate		4.60%	—
Expected volatility		29.72%	—
Expected life in years		4.50	—

Earnings per share:

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share reflects the effect on the weighted average shares outstanding of the number of additional shares outstanding if dilutive stock options were converted into common stock using the treasury method.

Fair values of financial instruments:

Statement of Financial Accounting Standards (SFAS) No. 107, *"Disclosures about Fair Value of Financial Instruments,"* requires disclosures of fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets, and, in many cases, could not be realized in immediate settlement of the instruments.

Statement No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash, due from banks and federal funds sold:

The carrying amounts reported in the statements of financial condition for cash, due from banks and federal funds sold, approximate those assets' fair values.

Investment securities:

Fair values of investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans:

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial real estate, residential mortgage, and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms, and by performing and nonperforming categories.

The fair value of performing loans, except residential mortgage loans, is calculated by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loan. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs.

Fair value for significant nonperforming loans is based on recent internal or external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities:

Under SFAS No. 107, the fair value of deposits with no stated maturity, such as noninterest bearing demand deposits, savings and NOW accounts, and money market and checking accounts, is equal to the amount payable on demand (that is, their carrying amounts). The fair value of certificates of deposit are based on the discounted value of contractual cash flows.

Federal Home Loan Bank advances:

Fair values of Federal Home Loan Bank borrowings are estimated by discounting the future cash payment using rates currently available to the Company for borrowings with similar terms and maturities.

Deposits with The Co-operative Central Bank and Stock in Federal Home Loan Bank:

The carrying amount of the deposits with The Co-operative Central Bank approximates its fair value. The carrying amount of the stock in Federal Home Loan Bank is at cost, since it is not practicable to estimate the fair value because the stock is not marketable.

Commitments to extend credit:

Commitments to extend credit were evaluated and fair value was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

Limitations:

The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and such other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

In addition, the fair value estimates are based on existing on-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include the deferred tax asset or liabilities, and premises and equipment. In addition, as described for investments and mortgage-backed securities, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Recent accounting pronouncements:

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, *"Accounting Changes and Error Corrections,"* which addresses the accounting for and reporting of accounting changes and error corrections. This Statement requires retrospective application for reporting voluntary changes in accounting principles and changes required by an accounting pronouncement when transition provisions are not specified. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this Statement did not have a material effect on the Consolidated Financial Statements.

In March 2006, FASB issued SFAS No. 156, *"Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140."* This Statement amends SFAS No. 140 with respect to accounting for separately recognized servicing assets and servicing liabilities. This Statement, among other provisions, requires that servicing assets and liabilities be initially measured at fair value, permits alternate measurement methods for servicing assets and liabilities subsequent to initial measurement, and contains additional disclosure requirements. SFAS No. 156 is effective for fiscal years beginning after September 15, 2006. The Company does not believe the adoption of this Statement will have a material effect on the Consolidated Financial Statements.

In September 2006, FASB issued SFAS No. 157, *"Fair Value Measurements,"* which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not yet evaluated the impact, if any, that SFAS No. 157 will have on the Company's financial position and results of operations.

In September 2006, FASB issued SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension, and other Postretirement Plans,"* which requires employers to recognize the under-funded or over-funded status of a defined benefit plan as an asset or liability in its statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS No. 158 are effective for the years ending after December 15, 2006, with changes in the funded status recognized through comprehensive income in the year in which they occur. SFAS No. 158 did not change the amount of net periodic benefit expense recognized in an entity's results of operations. As such, the adoption did not have an impact to the Company's results of operations in fiscal 2007. Adoption of SFAS No. 158 is not expected to have a material impact on the Company's financial position. SFAS No. 158 also requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The new measurement date requirement applies for fiscal years ending after December 15, 2008.

In June 2006, FASB issued FASB Interpretation No. 48 (FIN 48), *"Accounting for Uncertainty in Income Taxes,"* an interpretation of FASB Statement No. 109. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements in accordance with FASB Statement No. 109, *"Accounting for Income Taxes."* FIN No. 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN No. 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006. The provisions of FIN No. 48 are to be applied to all tax positions upon initial adoption of this interpretation. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon the adoption of FIN No. 48. The Company has not yet determined the potential financial impact of adopting FIN No. 48.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108 to address diversity in practice in quantifying financial statement misstatements. SAB No. 108 requires that the Company quantify misstatements based on their impact on each of the Company's financial statements and related disclosures. SAB No. 108 is effective as of the first fiscal year ending after November 15, 2006, allowing a one-time transitional cumulative effect adjustment to retained earnings as of May 1, 2006, for errors that were not previously deemed material, but are material under the guidance in SAB No. 108. The Company is currently evaluating the impact of adopting SAB No. 108 on the results of operations and financial position.

B. Investment Securities:

Investment securities have been classified according to management's intent. The amortized cost of securities and their approximate fair values at April 30, are as follows:

(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	April 30, 2007			
AVAILABLE-FOR-SALE SECURITIES:				
U.S. Government obligations	**$11,741**	**$ 2**	**$ (80)**	**$11,663**
Corporate debt securities	**1,998**	**—**	**(73)**	**1,925**
Municipal obligations	**957**	**—**	**(8)**	**949**
Mortgage-backed and related securities	**24,118**	**87**	**(213)**	**23,992**
Trust preferred securities	**1,000**	**17**	**—**	**1,017**
Marketable equity securities	**4,421**	**12**	**(94)**	**4,339**
	$44,235	**$118**	**$ (468)**	**$43,885**
HELD-TO-MATURITY SECURITIES:				
U.S. Government obligations	**$ 9,997**	**$ —**	**$ (65)**	**$ 9,932**
Municipal obligations	**1,314**	**2**	**(3)**	**1,313**
Mortgage-backed and related securities	**25,298**	**18**	**(371)**	**24,945**
Asset-backed securities	**393**	**—**	**—**	**393**
	$37,002	**$ 20**	**$ (439)**	**$36,583**

(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	April 30, 2006			
AVAILABLE-FOR-SALE SECURITIES:				
U.S. Government obligations	$ 17,025	$ —	$ (328)	$ 16,697
Corporate debt securities	2,024	—	(183)	1,841
Municipal obligations	463	—	(8)	455
Mortgage-backed and related securities	25,836	8	(667)	25,177
Trust preferred securities	1,250	8	—	1,258
Marketable equity securities	3,159	—	(252)	2,907
	$ 49,757	$ 16	$(1,438)	$ 48,335
HELD-TO-MATURITY SECURITIES:				
U.S. Government obligations	$ 14,004	$ —	$ (297)	$ 13,707
Corporate debt securities	508	—	(8)	500
Municipal obligations	453	—	(10)	443
Mortgage-backed and related securities	24,551	—	(912)	23,639
Asset-backed securities	480	—	(1)	479
	$ 39,996	$ —	$(1,228)	$ 38,768

Mortgage-backed and related securities consist of primarily FHLMC and FNMA certificates and other asset-backed investments.

Proceeds from sales and calls of available-for-sale securities amounted to $1,500,000, $5,317,000 and $6,004,000 during the years ended April 30, 2007, 2006 and 2005, respectively. Gross gains of $15,000, $113,000 and $82,000 for the years ended April 30, 2007, 2006 and 2005, respectively, and gross losses of $0, $367,000 and $0, respectively, for the years ended April 30, 2007, 2006 and 2005 were realized on those sales.

The scheduled maturities of securities held-to-maturity and securities (other than equity securities) available-for-sale at April 30, 2007 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Held-to-Maturity		Securities Available-for-Sale	
(In Thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 1 year or less	$ 6,498	$ 6,452	$ 9,483	$ 9,410
Due after 1 year through 5 years	3,312	3,291	4,717	4,634
Due after 5 years through 10 years	1,000	999	—	—
Due after 10 years	501	503	496	493
	11,311	11,245	14,696	14,537
Mortgage-backed, asset-backed and related securities	25,691	25,338	24,118	23,992
	$37,002	$36,583	$38,814	$38,529

Information pertaining to securities with gross unrealized losses at April 30, 2007, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less Than Twelve Months		Greater Than Twelve Months		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
SECURITIES AVAILABLE-FOR-SALE						
Debt Securities:						
U.S. Government obligations	$ 991	$ 1	$ 9,921	$ 79	$10,912	$ 80
Corporate debt securities	—	—	1,925	73	1,925	73
Municipal obligations	494	3	455	5	949	8
Mortgage-backed and related securities	—	—	13,906	213	13,906	213
Total debt securities	1,485	4	26,207	370	27,692	374
Marketable equity securities	—	—	1,331	94	1,331	94
Total securities available-for-sale	$1,485	$ 4	$27,538	$464	$29,023	$468
SECURITIES HELD-TO-MATURITY						
U.S. Government obligations	$ 499	$ 1	$ 7,933	$ 64	$ 8,432	$ 65
Municipal obligations	861	1	200	2	1,061	3
Mortgage-backed and related securities	2,277	3	20,250	368	22,527	371
Total securities held-to-maturity	$3,637	$ 5	$28,383	$434	$32,020	$439

Management reviews the investment portfolio from time to time and evaluates securities for other-than-temporary impairment status. As part of this review, management discusses those securities that have depreciated in value to determine if the security is other-than-temporarily impaired. If the conclusion is that the security has been impaired, management will either write down or sell the security. As part of the evaluation process, consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At April 30, 2007, 102 debt securities had unrealized losses with aggregate depreciation of 1.3% from the Company's amortized cost basis. These unrealized losses relate principally to fluctuations in interest rates. Also at April 30, 2007, three marketable equity securities (including preferred stocks) had unrealized losses with aggregate depreciation of 6.6% from the Company's cost basis. No credit issues have been identified that cause management to believe the declines in market value are other-than-temporary. In analyzing the issuer's financial condition, management considers industry analysts' reports, financial performance and projected target prices of investment analysts within a one-year time frame. Unrealized losses on marketable equity securities that are significant and that have been sustained for more than a twelve-month period are generally recognized by management as being other-than-temporary and are sold, unless evidence exists to support a realizable value equal to or greater than the Company's carrying value of the investment.

C. Loans Receivable:

Loans receivable at April 30 are summarized as follows:

(In Thousands)	April 30 2007	2006
Mortgage loans on real estate:		
Residential	**$ 52,772**	$ 54,893
Commercial	**37,704**	34,032
Construction	**20,601**	29,824
Home equity loans	**5,875**	3,396
Home equity lines of credit	**19,298**	20,237
	136,250	142,382
Less:		
Due borrowers on unadvanced loans	**(5,141)**	(9,314)
Net deferred loan origination (fees) costs	**10**	(29)
	131,119	133,039
Consumer loans:		
Personal	**1,408**	1,608
Loans secured by savings accounts	**1,045**	707
	2,453	2,315
Commercial loans:		
Secured and unsecured	**1,583**	1,666
Lines of credit	**3,521**	3,914
	5,104	5,580
	138,676	140,934
Less allowance for loan losses	**(1,673)**	(1,704)
	$137,003	$139,230

Home equity lines of credit, consumer lines of credit and commercial lines of credit are shown net of unadvanced funds amounting to $16,597,000, $373,000 and, $2,260,000, respectively, at April 30, 2007.

There were no loans delinquent 90 days or more and there were no non-accrual loans at either April 30, 2007 or 2006.

There were no impaired loans at either April 30, 2007 or 2006 as all delinquent loans were collateral dependent and the values of the related collateral were more than sufficient to cover the delinquent loans.

Activity in the allowance for loan losses is summarized as follows for the years ended April 30:

(In Thousands)	2007	2006	2005
Balance at beginning of year	**$1,704**	$1,606	$1,473
Provision for loan losses	**120**	90	68
Reclassification to allowance for loan losses on off-balance sheet credit exposures	**(130)**	—	—
Loans charged off	**(28)**	—	(2)
Recoveries	**7**	8	67
Balance at end of year	**$1,673**	$1,704	$1,606

D. Loan Servicing:

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of mortgage loans serviced for others was $59,453,000, $58,107,000 and $59,304,000 at April 30, 2007, 2006 and 2005, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $389,000, $196,000 and $147,000 at April 30, 2007, 2006 and 2005, respectively.

Mortgage servicing rights of approximately $110,000, $92,000 and $93,000 were capitalized in 2007, 2006 and 2005, respectively. Amortization of mortgage servicing rights was approximately $132,000, $158,000 and $162,000 for the years ended April 30, 2007, 2006 and 2005, respectively.

E. Accrued Interest Receivable:

Accrued interest receivable at April 30 is summarized as follows:

(In Thousands)	**2007**	2006
Investment securities	**$ 499**	$ 531
Loans receivable	**610**	621
Other	**16**	4
	$1,125	$1,156

F. Premises and Equipment:

A summary of the cost and accumulated depreciation of premises and equipment at April 30 is summarized as follows:

(In Thousands)	**2007**	2006
Land	**$ 1,608**	$ 577
Buildings and land improvements	**8,645**	7,062
Equipment	**2,184**	1,900
	12,437	9,539
Accumulated depreciation	**(3,324)**	(2,961)
	$ 9,113	$ 6,578

Depreciation expense for the years ended April 30, 2007, 2006 and 2005, amounted to $477,000, $501,000 and $460,000, respectively.

G. Deposits:

Deposits at April 30 are summarized as follows:

(In Thousands)	**2007**	2006
NOW accounts	**$ 29,714**	$ 29,631
Demand deposit accounts	**10,893**	12,942
Official checks	**2,228**	2,471
Regular savings accounts	**30,647**	36,109
Money market deposit accounts	**10,706**	8,773
Total non-certificate accounts	**84,188**	89,926
Certificates:		
Term and money market	**101,061**	95,297
IRA	**15,610**	15,311
Total certificate accounts	**116,671**	110,608
Total deposits	**$200,859**	$200,534

Term deposit certificates of $100,000 or more totaled approximately $43,284,000 and $35,268,000 at April 30, 2007 and 2006, respectively.

A summary of term certificate accounts by maturity, as of April 30, 2007 is as follows:

	Weighted Average Rate	Amount in Thousands
Within one year	4.60%	$ 98,570
Over one year to two years	4.39%	12,736
Over two years to three years	3.91%	3,795
Over three years to five years	4.15%	1,570
		$116,671

H. Advances, Borrowings and Lines-of-Credit:

At April 30, 2007, the Company has outstanding advances from the Federal Home Loan Bank of Boston amounting to $20,077,000, which mature at various dates through March 2017 and bear interest rates ranging from 2.43% to 5.52%. The advances may be prepaid at any time subject to a prepayment fee. Also included in advances and borrowings is a mortgage note payable with an outstanding balance of $481,000, payable in monthly installments of $4,287 including interest at 6.25% through June 2011, at which time the remaining principal is due. Land with a carrying value of approximately $1.0 million is pledged as collateral on this note. Principal maturities under these advances and the mortgage note payable are as follows:

Year Ending April 30	Amount in Thousands
2008	$ 8,899
2009	6,723
2010	2,025
2011	27
2012	1,884
Thereafter	1,000
	$20,558

All borrowings from the Federal Home Loan Bank of Boston are secured by certain unencumbered mortgage loans. The Company has a variable rate overnight line-of-credit of $2,714,000 with the Federal Home Loan Bank of Boston, which was unused at April 30, 2007. The Company also has the ability to borrow from The Co-operative Central Bank.

I. Income Taxes:

Consolidated income taxes for the years ended April 30 are summarized as follows:

(In Thousands)	**2007**	2006	2005
Current:			
Federal	**$465**	$565	$ 869
State	**67**	112	189
Total current	**532**	677	1,058
Deferred (Benefit):			
Federal	**—**	110	(5)
State	**—**	75	13
Total deferred (benefit)	**—**	185	8
Total income tax expense	**$532**	$862	$1,066

The components of the net deferred tax assets (liabilities) at April 30 are summarized as follows:

(In Thousands)	**2007**	2006
Deferred tax assets for deductible temporary differences	**$ 874**	$ 1,385
Deferred tax liabilities for taxable temporary differences	**(966)**	(1,074)
Net deferred tax asset (liability)	**$ (92)**	$ 311

The tax effects of significant temporary differences at April 30 are summarized as follows:

(In Thousands)	**2007**	2006
Deferred tax assets:		
Allowance for loan losses in excess of tax reserves	**$567**	$ 576
Unrealized loss on available-for-sale securities	**132**	535
Deferred compensation	**169**	166
Other	**6**	108
	$874	$1,385
Deferred tax liabilities:		
Tax versus book basis of premises and equipment	**$350**	$ 342
Tax versus book basis of loans originated for sale	**158**	295
Tax versus book basis of mortgage servicing rights	**120**	122
Loan origination fees deferred for tax purposes	**233**	199
Tax reserve for loan losses in excess of base year	**59**	67
Other	**46**	49
	$966	$1,074

Total income tax expense differed from amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

(In Thousands)	**2007**	2006	2005
Expected income tax expense at federal tax rate	**$537**	$782	$ 995
State income tax, net of federal income tax benefit	**44**	124	133
Dividends received deduction and other	**(49)**	(44)	(62)
Total income tax expense	**$532**	$862	$1,066

J. Other Noninterest Expense:

Other noninterest expense amounts are summarized as follows for the years ended April 30:

(In Thousands)	**2007**	2006	2005
Data processing	**$ 290**	$ 280	$ 265
Directors' fees	**237**	240	217
Professional fees (legal, audit, consulting)	**439**	290	266
Printing, postage and supplies	**194**	211	206
Other	**962**	936	840
	$2,122	$1,957	$1,794

K. Commitments and Contingencies:

Financial instruments with off-balance sheet risk:

The Company enters into financial agreements in the normal course of business that have off-balance sheet risks. These arrangements are used to meet the financing needs of its customers and to limit its own exposure to fluctuating market conditions. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated statements of financial condition. These financial agreements include commitments to originate loans, to disburse funds to borrowers on unused construction loans and to disburse funds on committed but unused lines of credit and letters of credit.

Financial instruments whose contract amounts represent credit risk at April 30:

	Contractual Amounts	
(In Thousands)	**2007**	2006
Commitments to originate loans	**$ 5,585**	$ 7,756
Unadvanced portions of home equity, consumer and commercial lines of credit	**19,230**	18,197
Unadvanced portions of construction loans	**5,141**	9,314
Standby letters of credit	**307**	197
	$30,263	$35,464

The Company's exposure to credit loss in the event of nonperformance by the other party to these financial agreements is represented by the contractual amount of those commitments. These financial instruments are agreements to lend to a customer provided there are no violations of any conditions established in the contract. In addition, the agreements generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The amount and type of collateral obtained, if deemed necessary by the Company upon extension of credit, varies and is based on management's credit evaluation of the borrower.

The Company uses the same credit policies in making these commitments as it does for on-balance sheet instruments, and evaluates each customer's creditworthiness on a case-by-case basis.

Lease Commitments:

The Company leases its Rochester branch location, the site for its Bridgewater branch location, and a parcel of land for a remote ATM location under non-cancelable operating leases which expire at various times through November 2027. The lease for the Bridgewater location contains a purchase option for fair market value after November 2007. Minimum future lease payments under these leases are as follows:

Year Ending April 30	Amounts in Thousands
2008	$ 45
2009	44
2010	45
2011	46
2012	45
Thereafter	616
	$841

Rental expense amounted to $70,000, $68,000 and $67,000 for the years ended April 30, 2007, 2006 and 2005, respectively.

L. Pension Plans:

The Company provides a pension plan covering all eligible employees through membership in the Co-operative Banks' Employees Retirement Association (CBERA). Contributions to the plan are based on the funding requirements set forth by the Trustees of the Retirement Association. In addition, the Company also participates in a 401(k) savings plan through CBERA. Eligible employees may contribute up to 50% of their salary, subject to certain limitations, which can be matched up to 5% by the Company on a dollar-for-dollar basis.

Pension expense on the multi-employer plans, including contributory payments to the Company-sponsored 401(k) plan, amounted to $246,000, $213,000 and $235,000 for the years ended April 30, 2007, 2006 and 2005, respectively.

In 1998, the Company adopted a deferred compensation arrangement with certain officers and directors whereby these individuals can elect to defer a portion of compensation and fees to be then paid in the future with interest defined in the Plan. Total expense under this Plan amounted to $71,000, $78,000 and $75,000 for the years ended April 30, 2007, 2006 and 2005, respectively.

M. Stock Option Plans:

In 1988, the Board of Directors adopted a Stock Option Plan for the benefit of officer and non-officer employees and reserved and granted 191,250 shares of authorized but unissued common stock. In December 1997, the Board of Directors granted options for 21,600 shares at an exercise price of $10.55. These options were available as the result of accumulated forfeitures of previously granted options. The options are exercisable over a ten year period from December 1997 with no significant vesting periods required.

In 1999, the Board of Directors adopted a Stock Option and Incentive Plan for the benefit of officer and non-officer employees and directors of the Company. Shares reserved under this plan totaled 99,750 shares of authorized but unissued common stock. The exercise price of any option granted will not be less than the fair market value of the common stock on the date of grant. In December 1999, the Board of Directors granted options for 74,925 shares at an exercise price of $8.83. In June 2000, the Board of Directors granted options for 7,500 shares at an exercise price of $7.09. In December 2005, the Board of Directors granted options for 25,950 shares at an exercise price of $14.00. A portion of these options were available as a result of accumulated forfeitures of previously granted options. The options are exercisable over a ten-year period from the grant dates with no significant vesting periods required.

A summary of the activity under the Plans is as follows:

	Number of Shares	Average Exercise Price
Balance outstanding at April 30, 2005	85,679	$ 8.26
Options granted ($14.00)	25,950	14.00
Options exercised ($5.89–$10.55)	(1,917)	9.02
Balance outstanding at April 30, 2006	109,712	$ 9.60
Options exercised ($5.89–$10.55)	(22,007)	6.58
Balance outstanding at April 30, 2007	**87,705**	**$10.36**

There was no stock-based compensation expense for the year ended April 30, 2007.

N. Concentration of Credit Risk:

The Company maintains cash deposits at financial institutions located in Boston. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000. As of April 30, 2007 and 2006, uninsured portions of balances at those banks aggregated $638,000 and $820,000, respectively.

O. Regulatory Matters:

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Company and the consolidated financial statements. Under regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines involving quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of April 30, 2007, that the Company meets all capital adequacy requirements to which it is subject.

As of June 30, 2006, the most recent examination by the Commonwealth of Massachusetts Division of Banks, the Company was categorized as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Company must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage capital ratios as set forth in the accompanying table. There are no conditions or events since that notification that management believes have changed the Company's category.

The following table sets forth the Company's various regulatory capital categories at April 30, 2007 and 2006 (amounts in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of April 30, 2007:						
Total capital (to risk-weighted assets)						
Mayflower Bancorp, Inc.	**$21,498**	**14.7%**	**$11,666**	**8.0%**	**$14,582 ≥**	**10.0%**
Mayflower Co-operative Bank	**21,317**	**14.6%**	**11,660**	**8.0%**	**14,575 ≥**	**10.0%**
Tier 1 capital (to risk-weighted assets)						
Mayflower Bancorp, Inc.	**19,695**	**13.5%**	**5,833**	**4.0%**	**8,749 ≥**	**6.0%**
Mayflower Co-operative Bank	**19,514**	**13.4%**	**5,830**	**4.0%**	**8,745 ≥**	**6.0%**
Tier 1 capital (to total average assets)						
Mayflower Bancorp, Inc.	**19,695**	**8.2%**	**9,653**	**4.0%**	**12,066 ≥**	**5.0%**
Mayflower Co-operative Bank	**19,514**	**8.1%**	**9,651**	**4.0%**	**12,064 ≥**	**5.0%**
As of April 30, 2006: (Mayflower Co-operative Bank)						
Total capital (to risk-weighted assets)	$ 20,921	14.3%	$ 11,680	8.0%	$ 14,601 ≥	10.0%
Tier 1 capital (to risk-weighted assets)	19,217	13.2%	5,840	4.0%	8,760 ≥	6.0%
Tier 1 capital (to total average assets)	19,217	8.0%	9,646	4.0%	12,058 ≥	5.0%

P. Fair Values of Financial Instruments:

The estimated fair values of the Company's financial instruments at April 30, 2007 and 2006 are as follows:

	April 30, 2007		April 30, 2006	
(In Thousands)	**Carrying Amount**	**Fair Value**	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	**$ 6,803**	**$ 6,803**	$ 6,342	$ 6,342
Federal funds sold	**3,919**	**3,919**	453	453
Investment securities	**80,887**	**80,468**	88,331	87,103
Loans, net	**137,003**	**136,746**	139,230	135,539
Accrued interest receivable	**1,125**	**1,125**	1,156	1,156
Deposits with The Co-operative Central Bank	**449**	**449**	449	449
Stock in Federal Home Loan Bank of Boston	**1,650**	**1,650**	1,647	1,647
Financial liabilities:				
Deposits	**200,859**	**200,894**	200,534	200,825
Advances and borrowings	**20,558**	**20,411**	25,197	24,782

Q. Parent Company Financial Statements:

The following are the condensed financial statements for Mayflower Bancorp, Inc. (the "Parent Company") only:

BALANCE SHEET

(In Thousands)	April 30, 2007
Assets	
Cash	$ 110
Investment in subsidiary	19,437
Deferred income tax asset, net	70
Total Assets	$19,617
Liabilities and Stockholders' Equity	
Accrued expenses and other liabilities	$ —
Total Liabilities	—
Commitments and contingencies	
STOCKHOLDERS' EQUITY	
Preferred stock $1.00 par value; authorized 5,000,000 shares; issued—none	
Common stock $1.00 par value; authorized 15,000,000 shares; issued 2,095,856 shares in 2007	2,096
Additional paid-in capital	4,254
Retained earnings	13,485
Accumulated other comprehensive loss	(218)
Total Stockholders' Equity	19,617
Total Liabilities and Stockholders' Equity	$19,617

STATEMENT OF INCOME

(In Thousands)	Year Ended April 30, 2007
Dividends received from subsidiary	$ 459
Noninterest expense	174
Income before income taxes	285
Income tax benefit	70
Income before equity in undistributed earnings of subsidiary	355
Equity in undistributed earnings of subsidiary	692
Net income	$1,047

STATEMENT OF CASH FLOWS

(In Thousands)	Year Ended April 30, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$1,047
Adjustments to reconcile net income to net cash provided by operating activities:	
Equity in undistributed earnings of subsidiary	(692)
Deferred tax benefit	(70)
Net cash provided by operating activities	285
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from issuance of common stock	34
Dividends paid	(209)
Net cash used by financing activities	(175)
Net increase in cash	110
Cash, beginning of year	—
Cash, end of year	$ 110

R. Quarterly Data (Unaudited):

Consolidated operating results on a quarterly basis for the years ended April 30, 2007 and 2006 are summarized as follows (in thousands, except per share data):

	2007				2006			
	Fourth Quarter	**Third Quarter**	**Second Quarter**	**First Quarter**	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	**$ 3,372**	**$ 3,363**	**$ 3,360**	**$ 3,344**	$ 3,202	$ 3,141	$ 3,103	$ 3,015
Interest expense	**1,635**	**1,634**	**1,570**	**1,487**	1,276	1,194	1,121	1,050
Net interest income	**1,737**	**1,729**	**1,790**	**1,857**	1,926	1,947	1,982	1,965
Provision for loan losses	**30**	**30**	**30**	**30**	30	—	30	30
Net interest income after provision for loan losses	**1,707**	**1,699**	**1,760**	**1,827**	1,896	1,947	1,952	1,935
Noninterest income:								
Gain on sales of mortgages	**65**	**60**	**32**	**24**	27	11	12	122
Gain (loss) on sales of investments	**15**	**—**	**—**	**—**	—	(290)	36	—
Other	**251**	**264**	**271**	**279**	229	234	236	230
Total noninterest income	**331**	**324**	**303**	**303**	256	(45)	284	352
Noninterest expense	**(1,675)**	**(1,703)**	**(1,632)**	**(1,665)**	(1,633)	(1,562)	(1,577)	(1,504)
Income before income taxes	**363**	**320**	**431**	**465**	519	340	659	783
Provision for income taxes	**115**	**104**	**148**	**165**	193	132	239	298
Net income	**$ 248**	**$ 216**	**$ 283**	**$ 300**	$ 326	$ 208	$ 420	$ 485
Basic earnings per share	**$ 0.12**	**$ 0.10**	**$ 0.14**	**$ 0.14**	$ 0.16	$ 0.10	$ 0.21	$ 0.23
Diluted earnings per share	**$ 0.12**	**$ 0.10**	**$ 0.13**	**$ 0.14**	$ 0.16	$ 0.09	$ 0.20	$ 0.23

FORWARD-LOOKING STATEMENTS:

This report includes certain forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Those factors include the economic environment, competition, products and pricing in geographic and business areas in which Mayflower Bancorp, Inc. ("the Company") and its wholly-owned subsidiary, Mayflower Co-operative Bank (the "Bank") operate, prevailing interest rates, changes in government regulations and policies affecting financial services companies, and credit quality and credit risk management. The Company undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this report.

RECENT ACCOUNTING PRONOUNCEMENTS:

For a discussion of recent accounting pronouncements see Note A of the Company's Consolidated Financial Statements included with this Annual Report.

CRITICAL ACCOUNTING POLICIES:

The Company's consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. As such, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of income and expense during the reporting periods. Actual amounts could differ from such estimates. The Company believes that the following accounting policies are among the most critical because they involve significant judgments and uncertainties and could potentially result in materially different results under different assumptions and conditions.

Allowance for Loan Losses:

The provision for loan losses represents a charge or credit against current earnings and an addition or deduction from the allowance for loan losses. In determining the amount to provide for loan losses, the key factor is the adequacy of the allowance for loan losses. Management uses a methodology to systematically measure the amount of estimated loan loss exposure inherent in the loan portfolio for purposes of establishing an adequate allowance for loan losses. The methodology includes three elements: (1) an analysis of individual loans currently delinquent or deemed to be impaired, (2) general loss allocations for various types of loans based on loss experience factors, and (3) an unallocated allowance. The general and unallocated allowances are maintained based on management's assessment of many factors including the risk characteristics of the loan portfolio, concentrations of credit, current and anticipated economic conditions that may effect borrowers' ability to pay, and trends in loan delinquencies and charge-offs.

Any significant changes in these assumptions and/or conditions could result in higher than estimated losses that could adversely affect the Company's earnings. In addition, regulatory agencies, as part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to recognize additional allowances based on judgments different than those of management, which could also adversely affect the Company's earnings. Refer to the discussion of Allowance for Loan Losses in the Business Section of the Company's Form 10-KSB for the year ended April 30, 2007 and Note A to Consolidated Financial Statements for a further description of the allowance for loan losses.

Other-Than-Temporarily Impaired Investment Securities:

Management judgment is involved in the evaluation of declines in value of individual investment securities held by the Company. Declines in value that are deemed other-than-temporary are recognized in the income statement through a write-down in the recorded value of the affected security. Management considers many factors in their analysis of other-than-temporarily impaired securities including industry analyst reports, sector credit ratings, volatility in market price and other relevant information such as financial condition, earnings capacity and near term prospects of the company and the length of time and extent to which the market value has been less than cost.

Whenever a debt or equity security is deemed to be other-than-temporarily impaired as determined by management's analysis, it is written down to its current fair market value. Any unfavorable change in general market conditions or the condition of a specific issuer could cause an increase in the Company's impairment write-downs on investment securities, which would have an adverse effect on the Company's earnings.

Financial Condition:

At April 30, 2007, the Company's total assets were $242.3 million as compared to $245.6 million at April 30, 2006, a decrease of $3.3 million or 1.3%. This decrease is due to a reduction of $4.0 million or 4.5% in investment security balances and federal funds sold as the Company chose to use scheduled investment maturities and repayments to repay outstanding borrowings, which decreased by $4.6 million. Additionally, net loans receivable decreased by $2.2 million, largely due to a decrease in construction loan balances outstanding.

At April 30, 2007, premises and equipment increased by $2.5 million when compared to April 30, 2006. This increase was due principally to the land purchase, construction, and equipment costs for the Company's newest full service office in West Wareham, Massachusetts, which opened during the third quarter of the fiscal year.

During the fiscal year ended April 30, 2007, residential mortgage loan originations decreased substantially compared to the prior year due to a slower real estate market. During this period, the Company originated a total of $16.5 million in residential mortgage loans, compared to $26.7 million originated for the same period one year ago. During fiscal year 2007, the Company sold $11.6 million of residential loans in the secondary mortgage market compared to $10.0 million of originations sold over the course of the prior year. These sales produced gains of $181,000 for the year ended April 30, 2007 as compared to gains of $172,000 for the year ended April 30, 2006. This activity, combined with other mortgage payoffs and regularly scheduled amortization, resulted in a $2.1 million decrease in residential loan balances as compared to April 30, 2006.

Since the prior fiscal year ended April 30, 2006, the Company has continued to market its home equity products, and as a result of this and other factors, has experienced an increase of $2.5 million in fixed-rate home equity loans, offset by a decrease of $939,000 in home equity line of credit balances outstanding. Also, commercial mortgage balances grew by $3.7 million and consumer loan balances increased by $138,000, but were offset by a decrease of $476,000 in commercial loan balances. Finally, construction loan balances outstanding decreased by $5.0 million due to the sale of properties financed by the Company, the slower real estate market, and a reduction in development financing activity. In aggregate, net loans outstanding decreased by $2.2 million from $139.2 million at April 30, 2006 to $137.0 million at April 30, 2007.

Commercial business, construction and commercial real estate financing are generally recognized to involve a higher degree of credit risk than long-term financing of residential properties due to their higher potential for default and the possible difficulty of disposing of underlying collateral, if any. Therefore, the overall strength of the Company's loan portfolio will continue to rely heavily on the health of the New England economy and any deterioration of it could negatively impact earnings.

At April 30, 2007, the Company's reserve for estimated loan losses was $1.7 million, which represented 1.22% of net loans receivable at that date. This compares to $1.7 million at April 30, 2006, which also represented 1.22% of net loans receivable. During the year ended April 30, 2007, the Company reduced its reserve by reclassifying $130,000 of its allowance for loan losses to the allowance for loan losses on off-balance sheet credit exposures. Also during the year ended April 30, 2007, the Company charged off $12,000 in net installment loans and $9,000 in net commercial loans, and provided $120,000 to augment its reserve. The Company's loan portfolio will continue to rely heavily on the strength of the local real estate market and any deterioration in that market could have a negative impact on the Company's results. Although management will continue to closely monitor the Company's loan portfolio, higher provisions for loan losses and foreclosed property expense may be required should economic conditions worsen or the levels of non-performing assets increase.

Total deposits, after interest credited, increased by $325,000 from $200.5 million at April 30, 2006 to $200.9 million at April 30, 2007. Despite the opening, and relative success, of its seventh retail location during the third quarter, the Company has experienced reductions in its non-certificate account balances which include savings, checking, and money market accounts, of $5.7 million. However, certificate of deposit balances have increased by $6.1 million when compared to April 30, 2006 due to the Company's continued marketing efforts and rising interest rates for those products.

Total stockholders' equity increased by $1.0 million when compared to April 30, 2006. This increase resulted from net income for the period of $1.0 million and the receipt of $145,000 as a result of the exercise of employee stock options. Additionally, stockholders' equity increased due to fluctuations in the net unrealized loss on securities available-for-sale, from a net unrealized loss of $887,000 at April 30, 2006 to a net unrealized loss of $218,000 at April 30, 2007. These increases were partially offset by the payment of cash dividends totaling $836,000 or $.40 per share. The Company's total stockholders' equity to assets ratio was 8.10% at April 30, 2007 as compared to 7.57% at April 30, 2006.

Results of Operations

Mayflower Bancorp, Inc.
Comparison of the years ended April 30, 2007 and April 30, 2006

General:

Net income for the year ended April 30, 2007 was $1.0 million compared with net income of $1.4 million for the year ended April 30, 2006, a decrease of $392,000 or 27.2%. Net interest income decreased by $707,000 and the provision for loan losses increased by $30,000 for the year ended April 30, 2007. Total noninterest income increased by $414,000 or 48.9%, due primarily to a reduction in loss on sales of investments, and total noninterest expense increased by $399,000 or 6.4%, principally as a result of increased salary and benefit expense and increases in other operating expenses

The Company's results largely depend upon its net interest margin, which is the difference between the income earned on loans and investments, and the interest paid on deposits and borrowings as a percentage of average interest-earning assets. During the year ended April 30, 2007, the Company's net interest margin decreased from 3.42% to 3.09%. This margin reduction is primarily the result of short-term interest rates, on which deposits are priced, having increased more rapidly during the period than long-term rates, on which loans are priced, thus flattening the yield curve. Additionally, depositor preference for shorter-term, high-cost certificate of deposit specials has further increased the Company's cost of funds. The resulting cost of new and repriced short-term certificates of deposit has exceeded the rate of yield increases on new and repricing interest-earning assets.

The effect on net interest income as a result of changes in interest rates and in the amount of interest-earning assets and interest-bearing liabilities is shown in the following table. Information is provided on changes for the period indicated attributable to (1) changes in volume (change in average balance multiplied by prior period yield), (2) changes in interest rates (changes in yield multiplied by prior period average balance) and (3) the combined effect of changes in interest rates and volume (change in yield multiplied by change in average balance).

	Year Ended April 30							
	2006 vs. 2007				2005 vs. 2006			
	Changes Due to Increase (Decrease)				Changes Due to Increase (Decrease)			
(In Thousands)	Total	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume
Interest income:								
Loans	$ 854	$ 321	$ 514	$ 19	$ 988	$548	$ 411	$ 29
Investments	131	(113)	252	(8)	366	298	62	6
Short-term investments	(7)	(30)	37	(14)	23	(19)	62	(20)
Total	978	178	803	(3)	1,377	827	535	15
Interest expense:								
Deposits	$1,303	(37)	1,353	(13)	978	216	709	53
Borrowings	382	113	233	36	217	12	200	5
Total	1,685	76	1,586	23	1,195	228	909	58
Increase (decrease) in net interest and dividend income	$ (707)	$ 102	$ (783)	$(26)	$ 182	$599	$(374)	$(43)

Interest and Dividend Income:

Interest and dividend income increased by $978,000 or 7.8% to $13.4 million for the year ended April 30, 2007 from $12.5 million for the year ended April 30, 2006. Interest income from loans increased by $854,000. This increase was due to an increase of $4.9 million in the average balance of loans outstanding, augmented by an increase in the average rate earned on loans from 6.53% in 2006 to 6.91% in 2007. Interest and dividend income on investment securities increased by $131,000 as a result of an increase in the average yield earned, from 3.89% in 2006 to 4.17% in 2007, offset by a decrease of $2.9 million in the average balance of investments. Interest on short-term investments decreased by $7,000 as a result of a decrease of $883,000 in the average balance of short-term investments, offset by an increase in the average yield earned, from 3.42% in 2006 to 5.00% in 2007.

Interest Expense:

Interest expense increased by $1.7 million or 36.3% to $6.3 million for the year ended April 30, 2007. Interest expense on deposits increased by $1.3 million or 33.4% as a result of an increase in the average rate paid, from 1.96% in 2006 to 2.64% in 2007, offset by a decrease of $1.9 million in the average balance of deposits. Interest expense on borrowed funds increased by $382,000 or 51.5% for the year ended April 30, 2007. This increase was due to an increase in the average rate paid on advances, from 3.47% in 2006 to 4.55% in 2007, augmented by an increase of $3.3 million in the average balance of borrowed funds.

The Company continues to closely manage its cost of deposits by seeking to acquire new, and maintaining existing core deposits, while prudently adding time deposits at reasonable rates in comparison to local markets and other funding alternatives, including borrowings.

Provision for Loan Losses:

The provision for loan losses increased by $30,000 for the year ended April 30, 2007. Although the balance of the loan portfolio has decreased during the fiscal year ended April 30, 2007, the Company has chosen to augment its reserve for loan losses due to the nature of its loan portfolio. However, given current status of the Company's loan portfolio, and the lack of delinquencies or non-performing loans in it, the Company considers the balance of the loan loss reserve to be adequate at this time.

During the fiscal year ended April 30, 2007, the Company established an allowance for loan losses on off-balance sheet credit exposures (shown separately on the balance sheet in other liabilities) totaling $130,000. This allowance was initially established by reducing the Company's reserve for loan losses. However, future provisions or credits will be included in other noninterest expense.

Noninterest Income:

Noninterest income increased by $414,000 for the year ended April 30, 2007 as compared to April 30, 2006. This increase was primarily due to a decrease in loss on sales of investment securities, from a loss of $254,000 in the fiscal year ended April 30, 2006 to a gain of $15,000 for the fiscal year ended April 30, 2007. The prior year loss was principally due to the sale of the Company's long-term investment in a General Motors bond which the Company disposed of due to that company's poor financial performance. Additionally, customer service fees increased by $57,000 due to additional overdraft charges and ATM surcharge revenue, loan origination and other loan fees increased by $37,000 due to a reduction in the amortization of the mortgage servicing asset, and other income increased by $42,000 due to increased debit card interchange revenue and the receipt of a special dividend from the Company's excess deposit insurer. Finally, gains on loans sold in the secondary market increased by $9,000 as the Company was able to profitably sell recently originated fixed-rate residential mortgages.

Noninterest Expense:

Noninterest expense increased by $399,000 or 6.4% for the year ended April 30, 2007. This increase was due primarily to an increase in compensation and fringe benefits of $225,000 and is a result of the hiring of staff for the Company's new branch in West Wareham, Massachusetts, as well as the hiring of an additional commercial lender, normal salary adjustments, and increased benefit costs. Additionally, other expenses increased by $165,000 due principally to legal, consulting, and other costs incurred with the Company's holding company reorganization. Also, occupancy and equipment expense increased by $11,000 due to the operating costs of the new West Wareham branch and higher energy costs, offset by reductions in snow removal and equipment depreciation expense. Finally, FDIC assessment expense decreased by $2,000.

Provision for Income Taxes:

The provision for income taxes decreased by $330,000 for the year ended April 30, 2007 when compared to the year ended April 30, 2006 due to the decrease in net income before taxes. Effective income tax rates were 33.7% and 37.5%, respectively, in the 2007 and 2006 periods. The lower effective tax rate in comparison to statutory rates for both periods is reflective of income earned by a non-bank investment subsidiary, which is taxed, for state tax purposes, at a lower rate; and dividends received deductions on dividend income generated by the Company's marketable equity portfolio.

Results of Operations

Mayflower Co-operative Bank
Comparison of the years ended April 30, 2006 and April 30, 2005

General:

Net income for the year ended April 30, 2006 was $1.4 million compared with net income of $1.9 million for the year ended April 30, 2005, a decrease of $422,000 or 22.7%. Net interest income increased by $182,000 as a result of the growth in average interest-earning assets. The provision for loan losses increased by $22,000 for the year ended April 30, 2006. The Bank also recorded $172,000 in gains on the sales of loans for the year ended April 30, 2006 as compared to $260,000 for the prior year. Also during the current year, the Bank recorded a net loss of $254,000 in investment sales, primarily due to the disposal of its investment in a General Motors Corporation bond, compared to $82,000 in gains on sales of investments realized one year ago. Noninterest expenses increased by $448,000 or 7.7% as a result of increases in personnel costs, occupancy and equipment expenses, technology costs, and increases in the costs of other goods and services.

The Bank's results largely depend upon its net interest margin, which is the difference between the income earned on loans and investments, and the interest paid on deposits and borrowings as a percentage of average interest-earning assets. During the year ended April 30, 2006, the Bank's net interest margin decreased from 3.58% to 3.42%. Although average interest-earning assets increased by $15.5 million, this decrease in net interest margin is primarily the result of short-term interest rates having increased more rapidly during the period than long-term rates, thus flattening the yield curve. Additionally, depositor's preference for shorter-term, more liquid investments has further increased the Bank's cost of funds. The resulting cost of new and repriced short-term certificates of deposit has exceeded the rate of increases on new and repricing interest-earning assets.

The effect on net interest income as a result of changes in interest rates and in the amount of interest-earning assets and interest-bearing liabilities is shown in the following table. Information is provided on changes for the period indicated attributable to (1) changes in volume (change in average balance multiplied by prior period yield), (2) changes in interest rates (changes in yield multiplied by prior period average balance) and (3) the combined effect of changes in interest rates and volume (change in yield multiplied by change in average balance).

	Year Ended April 30							
	2005 vs. 2006				2004 vs. 2005			
	Changes Due to Increase (Decrease)				Changes Due to Increase (Decrease)			
(In Thousands)	Total	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume
Interest income:								
Loans	$ 988	$548	$ 411	$ 29	$816	$ 908	$ (81)	$(11)
Investments	366	298	62	6	57	184	(120)	(7)
Short-term investments	23	(19)	62	(20)	24	(6)	36	(6)
Total	1,377	827	535	15	897	1,086	(165)	(24)
Interest expense:								
Deposits	978	216	709	53	27	261	(215)	(19)
Borrowings	217	12	200	5	(29)	5	(34)	—
Total	1,195	228	909	58	(2)	266	(249)	(19)
Increase (decrease) in net interest and dividend income	$ 182	$599	$(374)	$(43)	$899	$ 820	$ 84	$ (5)

Interest and Dividend Income:

Interest and dividend income increased by $1.4 million or 12.4% to $12.5 million for the year ended April 30, 2006 from $11.1 million for the year ended April 30, 2005. Interest income from loans increased by $988,000. This increase was due to an increase of $8.8 million in the average balance of loans outstanding, augmented by an increase in the average rate earned on loans from 6.20% in 2005 to 6.53% in 2006. Interest and dividend income on investment securities increased by $366,000 as a result of an increase of $7.8 million in the average balance of investments, augmented by an increase in the average yield earned, from 3.82% in 2005 to 3.89% in 2006. Interest on short-term investments increased by $23,000 as a result of an increase in the average yield earned, from 1.64% in 2005 to 3.42% in 2006, offset by a decrease of $1.1 million in the average balance of short-term investments.

Interest Expense:

Interest expense increased by $1.2 million or 34.7% to $4.6 million for the year ended April 30, 2006. Interest expense on deposits increased by $978,000 or 33.5% as a result of an increase of $13.7 million in the average balance of deposits, from $185.5 million in 2005 to $199.2 million in 2006, coupled with an increase in the average rate paid, from 1.57% in 2005 to 1.96% in 2006. Interest expense on borrowed funds increased by $217,000 or 41.3% for the year ended April 30, 2006. This increase was due primarily to an increase in the average rate paid on advances, from 2.51% in 2005 to 3.47% in 2006, augmented by an increase of $501,000 in the average balance of borrowed funds.

The Bank continues to closely manage its cost of deposits by seeking to acquire new, and maintaining existing core deposits, while prudently adding time deposits at reasonable rates in comparison to local markets and other funding alternatives, including borrowings.

Provision for Loan Losses:

The provision for loan losses increased by $22,000 for the year ended April 30, 2006. The Bank has chosen to augment its reserve for loan losses due to the growth in and nature of its loan portfolio. However, given the relative strength of the local economy, the condition and status of the Bank's loan portfolio, and the lack of delinquencies or non-performing loans, the Bank considers the balance of the loan loss reserve to be adequate at this time.

Noninterest Income:

Noninterest income decreased by $338,000 for the year ended April 30, 2006, primarily due to a decrease of $336,000 in gains/losses on sales of investments, from a net gain of $82,000 in the prior year to a net loss of $254,000 for the year ended April 30, 2006. The current year loss is primarily due to the Bank's disposal of its long-term investment in a General Motors Bond. Additionally, gains on sales of loans decreased by $88,000 due to a reduction in fixed-rate mortgage sale opportunities caused by the rise in fixed-rate residential interest rates. These decreases were offset by an increase of $89,000 in customer service fees which was due to increased return check and ATM surcharge fees collected by the Bank. Finally, loan origination fees decreased by $6,000 and other income increased by $3,000.

Noninterest Expense:

Noninterest expense increased by $448,000 or 7.7% for the year ended April 30, 2006. This increase was due primarily to an increase in compensation and fringe benefits of $241,000 and is a result of normal salary adjustments, increased health care and pension costs, staff additions necessitated by the opening of the new retail branch in Lakeville, Massachusetts, and select additions to staff to support strategic initiatives. Additionally, occupancy and equipment expense increased by $43,000 due to additional depreciation and building maintenance expense of the Lakeville branch. Finally, other expenses increased by $163,000 due to additional marketing and public relations expense, increased technology costs, increased Board of Director compensation, and increases in the cost of other goods and services.

Provision for Income Taxes:

The provision for income taxes decreased by $204,000 for the year ended April 30, 2006 when compared to the year ended April 30, 2005 due to the decrease in net income before taxes. Effective income tax rates were 37.5% and 36.4%, respectively, in the 2006 and 2005 periods. The lower effective tax rate in comparison to statutory rates for both periods is reflective of income earned by a non-bank investment subsidiary, which is taxed, for state tax purposes, at a lower rate, and dividends received deductions on dividend income generated by the Bank's marketable equity portfolio.

Mayflower Bancorp, Inc.

Interest Rate Risk Exposure and Interest Rate Spread:

The Company's net earnings depend primarily upon the difference between the income (interest and dividends) earned on its loans and investment securities (earning assets) and the interest paid on its deposits and borrowed funds (interest-bearing liabilities), together with other income and other operating expenses. The Company's investment income and interest paid (cost of funds) are significantly affected by general economic conditions and by policies of regulatory authorities.

The Company does have market risk exposure, which is the risk of loss resulting from adverse changes in market prices and rates, and which arises primarily from interest rate risk inherent in its lending, security investments, and deposit taking activities. To that end, management actively monitors and manages its interest rate risk exposure.

The Company's primary objective in managing interest rate risk is to minimize the potential adverse impact of changes on its net interest income and capital, while adjusting its rate-sensitive asset and liability structure to obtain the maximum net yield on that relationship. However, a sudden or substantial shift in interest rates may adversely impact the Company's earnings to the extent that the interest rate earned on interest-earning assets and interest paid on interest-bearing liabilities do not change at the same frequency, to the same extent or on the same basis.

The following table presents the Company's income, yield and cost of funds by their primary components for the years ended April 30. Non-accrual loan and investment balances included in the calculation of the average interest-earning assets reduce the calculated yield.

	2007			2006			2005		
	Average Balance	Interest	Rate (Annualized)	Average Balance	Interest	Rate (Annualized)	Average Balance	Interest	Rate (Annualized)
Interest-earning assets:									
Loans	$140,324	$ 9,692	6.91%	$135,399	$ 8,838	6.53%	$126,560	$ 7,850	6.20%
Investment securities	88,172	3,674	4.17%	91,082	3,543	3.89%	83,261	3,177	3.82%
Short-term investments and interest-bearing deposits in banks	1,459	73	5.00%	2,342	80	3.42%	3,477	57	1.64%
All interest-earning assets	$229,955	13,439	5.84%	$228,823	12,461	5.45%	$213,298	11,084	5.20%
Interest-bearing liabilities:									
Deposits	$197,326	5,202	2.64%	$199,205	3,899	1.96%	$185,463	2,921	1.57%
Borrowed funds	24,681	1,124	4.55%	21,411	742	3.47%	20,910	525	2.51%
All interest-bearing liabilities	$222,007	6,326	2.85%	$220,616	4,641	2.10%	$206,373	3,446	1.67%
Net interest income		$ 7,113			$ 7,820			$ 7,638	
Interest rate spread			2.99%			3.35%			3.53%
Net interest margin			3.09%			3.42%			3.58%

Liquidity and Capital Resources:

The Company's primary sources of liquidity are deposits, loan payments and payoffs, investment income, maturities and principal repayments of investments, and advances from the Federal Home Loan Bank of Boston. As a member of The Co-operative Central Bank's Reserve Fund, the Company also has a right to borrow from the Reserve Fund for short-term cash needs, although it has not recently exercised this right. The Company's liquidity management program is designed to insure that sufficient funds are available to meet its daily cash requirements.

The Company believes its capital resources, including deposits, scheduled loan repayments, revenue generated from the sales of loans and investment securities, unused borrowing capacity at the Federal Home Loan Bank of Boston, and revenue from other sources will be adequate to meet its funding commitments. At April 30, 2007 and April 30, 2006, the Company's capital ratios were in excess of regulatory requirements.

Impact of Inflation:

The Consolidated Financial Statements and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on financial institutions' performance than the effects of general levels of inflation.

Interest rates do not necessarily move in the same direction or shift to the same extent as the prices of goods and services. In the current interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are important to the maintenance of acceptable performance levels.

Off-Balance Sheet Arrangements:

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect of the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Stock Market Data

Mayflower Bancorp Inc.'s common stock prices are quoted on the National Association of Securities Dealers Automated Quotation (Nasdaq) system under the symbol MFLR.

High and low sales prices and dividends paid during the years ended April 30, 2007 and 2006 are as follows. Information prior to February 15, 2007 is for Mayflower Co-operative Bank:

Quarterly Sales Prices	High	Low	Paid
2006			
1st Quarter ended July 31, 2005	$ 15.00	$ 13.55	$ 0.10
2nd Quarter ended October 31, 2005	$ 17.50	$ 14.60	$ 0.10
3rd Quarter ended January 31, 2006	$ 15.25	$ 12.80	$ 0.10
4th Quarter ended April 30, 2006	$ 13.90	$ 12.80	$ 0.10
2007			
1st Quarter ended July 31, 2006	**$13.71**	**$11.55**	**$0.10**
2nd Quarter ended October 31, 2006	**$14.52**	**$10.90**	**$0.10**
3rd Quarter ended January 31, 2007	**$13.71**	**$12.18**	**$0.10**
4th Quarter ended April 30, 2007	**$12.41**	**$10.48**	**$0.10**

The Company may not declare or pay dividends on its capital stock if the effect would cause its capital to be reduced below regulatory requirements or otherwise violate applicable regulatory requirements. As of July 9, 2007, the Company had approximately 281 stockholders of record of 2,095,856 outstanding shares of common stock. This does not reflect the number of persons or entities who hold their common stock in nominee or "street" name through various brokerage firms.

DIRECTORS

E. Bradford Buttner
Senior Vice President—Investments
Moors & Cabot, Inc.

Paul R. Callan
Attorney

Charles N. Decas
Retired Clerk Magistrate
Falmouth District Court

M. Sandra Fleet
Admissions and Marketing Representative
Tremont Rehabilitation and
Skilled Care Center

William H. Fuller
President
Professional Bartending Services

William C. MacLeod
Retired President and CEO
Mayflower Bank

Diane A. Maddigan
Accountant
Maddigan Tax Service

Joseph B. Monteiro
Retired Postmaster
Buzzards Bay, MA

Edward M. Pratt
President and CEO
Mayflower Bank

David R. Smith, Jr.
Retired President
Lawrence Ready Mixed
Concrete Corporation

Geoffrey T. Stewart
Administrator
Newfield House

OFFICERS

Edward M. Pratt
President and Chief Executive Officer

Maria Vafiades
Vice President and Chief Financial Officer

John J. Biggio
Vice President and Senior Loan Officer

Steve Kostas
Vice President—Retail Banking

Matthew L. Shaw
Vice President—Information Technology

Clorinda Dunphy
Assistant Vice President and
Human Resource Officer

Karen Gallipoli
Assistant Vice President and
Residential Lending Officer

Timothy M. Coe
Assistant Vice President

Stephen Sooy
Assistant Vice President

Richard J. Labrecque
Assistant Vice President

Laura Hermanson
Assistant Treasurer and
Consumer Loan Officer

Heather Johnson
Assistant Treasurer and
Deposit Operations Manager

Elizabeth Mazzone
Assistant Treasurer and Branch Manager

Robin G. Martin
Assistant Treasurer and Branch Manager

Jeanne E. Lemire
Assistant Treasurer and Branch Manager

Sonia Figueira
Assistant Treasurer and Branch Manager

Molly Garcia
Assistant Treasurer and Branch Manager

James Galavotti
Assistant Treasurer and Branch Manager

Christine Amaral
Branch Manager

INDEPENDENT AUDITOR
Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.
160 Federal Street
Boston, MA 02110

CORPORATE COUNSEL
Muldoon, Murphy & Aguggia, LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

STOCK LISTING
Mayflower Bancorp, Inc. is traded over-the-counter on the Nasdaq National Market under the symbol "MFLR".

TRANSFER AGENT
American Stock Transfer and
Trust Company
Shareholder Services Division
59 Maiden Lane
New York, NY 10038

FOR STOCKHOLDER INFORMATION CONTACT:
Jean Michael
Mayflower Bancorp, Inc.
P.O. Box 311
Middleboro, MA 02346
(508) 947-4343

ANNUAL MEETING
An Annual Meeting of Stockholders will be held at 10:00 a.m. on Tuesday, August 28, 2007 at the Fireside Grille Restaurant, Route 18, Middleboro, Massachusetts.

FORM 10-KSB, ANNUAL REPORT
A copy of the Bank's Annual Report on Form 10-KSB as filed with the SEC is available to the Bank's stockholders upon written request to: Stockholder Relations, Mayflower Bancorp, Inc., P.O. Box 311, Middleboro, MA 02346.

MEMBER FDIC
MEMBER SIF
ALL DEPOSITS INSURED IN FULL

designed by curran & connors, inc. / www.curran-connors.com



Mayflower Bancorp, Inc.

MAIN OFFICE:

30 South Main Street, P.O. Box 311, Middleboro, MA 02346
(508) 947-4343

BRIDGEWATER OFFICE:

5 Scotland Boulevard, Bridgewater, MA 02324
(508) 697-9602

LAKEVILLE OFFICE:

166 County Street, Lakeville, MA 02347
(508) 923-3415

PLYMOUTH OFFICE:

94 Court Street, Plymouth, MA 02360
(508) 746-8515

ROCHESTER OFFICE:

565 Rounseville Road, Rochester, MA 02770
(508) 763-9500

WAREHAM OFFICE:

396 Onset Avenue, Wareham, MA 02538
(508) 295-2110

WEST WAREHAM OFFICE:

2420 Cranberry Highway, Wareham, MA 02571
(508) 295-5271

TELEPHONE BANKING:

(800) 946-1160

WEB SITE:

www.mayflowerbank.com

END